Filed by Natura Holding S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company:

Avon Products, Inc.

(Commission File No.: 1-4881)

The following is an English translation of an interview published by Exame Magazine in Portuguese on June 6, 2019:

A FORMULA TO WIN OVER THE WORLD

In an exclusive interview, the founders of cosmetics manufacturer Natura talk about how the acquisitions outside Brazil are backed by the ambition to position the Natura brand on a global level – and speak about the changes necessary to manage this new global company

Luiz Seabra started work when he was 14 in a print shop where his father was employed in the stock room.

At 26, he became manager of a small family cosmetics laboratory. Three years later, in 1969, he sold a Volkwagen Beetle to found his own company in this area. Natura came into being as a small compounding cosmetics store on Rua Oscar Freire, today an elegant São Paulo address.

But the business only started to really grow in later years with the adoption of the direct selling model. Seabra was the brand’s first consultant. He prepared the formulas and served the clients, pointing out the products’ therapeutic functions. Ten years later, his friend Guilherme Leal joined him after losing his job at Fepasa, the former São Paulo railway network. Pedro Passos, a companion of Guilherme’s from football games, joined the pair of them in 1983.

Five decades separate the moment when Seabra sold his Beetle and the one when, together with his partners, he put his signature to the contract to purchase Avon, a more than one hundred-year old company that made the business model which inspired the trio’s expansion in Brazil famous worldwide. Currently they are co-chairmen of the board and are actively involved in formatting the new global structure of the company. The businessmen spoke exclusively to EXAME just a few days before leaving for New York for a strategic planning meeting of Natura &Co, the name the group has adopted since buying Britain’s The Body Shop operation in 2017.

Does the sum of Avon, with 5 million consultants in 56 countries, and The Body Shop, with 3,000 stores in 70 countries, create a multichannel platform to take Natura out to the world?

Guilherme Leal - Yes. Up to three years ago, we were a Latin American direct selling company, that was it. With the acquisition of The Body Shop, the multichannel question stopped being a strategic desire that never came about. Now the company is multichannel. It has 3,000 stores worldwide. There is no point in continuing to say that we don’t know anything about retail. With The Body Shop came a set of very long-lasting and strong relationships with master franchisees in diverse countries, an example being Asia. I went to a meeting in Singapore with master franchisees in the region. I was absolutely delighted. There are people who have been partners for 10 to 20 years, some were friends of the founder, Anita Roddick, in Malaysia, in Japan, in Indonesia, in India, in the Philippines. And I met partners who from the first day showed interest in talking about the possibility of taking the Natura brand to those parts. In parallel, Avon has operations in countries where we are not present and which it would make a lot of sense for us to operate in: Turkey, South Africa, Russia. We have some hypotheses, but in reality there is an enormous number of paths open to us. There is no lack of work.

Photo Caption: Leal, Passos and Seabra (from left to right): “No lack of work”

The company opened its first store in Paris in 2005. However, it never really took off outside of Latin America. Why has it been so difficult to grow organically?

Pedro Passos - We never made a significant enough investment to grow outside Latin America.

Guilherme Leal - We had other priorities. In the first decade of this century, the Brazilian cosmetics market grew more than any other in the world. We could not gloss over that fact. Even so we had a great deal of patience with negative results in Latin America. When we invested the necessary energy, around the year 2000, the business took off and currently we have a significant share (in the region). The opening of the store in Paris was the group’s first experience in retail and represented a rupture in paradigm. We did not invest in promoting more powerful growth. At one time, the store in Paris was administered from Buenos Aires. Now. that was not going to work, was it? And this front was placed more or less on the back burner. If you want to learn to swim, you have to jump into the pool. That was precisely what we did with the acquisition of The Body Shop.

Photo Caption: Luiz Seabra’s Beetle from half a century ago: he sold the car to create Natura in 1969

Has the low growth in Brazil created a more need urgent need to boost revenues in other countries?

Guilherme Leal - We want to reinforce our position in Brazil, and we believe in the country. But with this low growth it puts the company in a more comfortable position to increase the percentage of revenues coming from overseas.

Behind the scenes, Natura had already showed an interest in buying Avon in 2012. Why didn’t the deal happen at that time?

Guilherme Leal - A number of factors were in play. We were not ready. The price of the company was higher. For us (in the case of a stock swap), the solution would have been to have a more diluted share than desirable in the new company. Or (if Natura had assumed a debt to acquire the company) we would have taken on a leverage that we did not want. Soon after the Avon deal was discarded, we acquired the Australian operation Aesop, a much smaller company, but a jewel with enormous growth potential. Additionally, the years between 2012 and 2016 were not the most brilliant ones for Natura. João Paulo (Ferreira, CEO of Natura since 2015), while he was still commercial vice president, undertook a broad diagnosis to identify the challenges the company was facing. Based on this, we decided to invest in digitalisation - an even higher percentage than we invest in product innovation. We started to react, we gained share, we boosted the consultant satisfaction index. Today when we look at Avon with the same kinds of problems, we feel much better prepared. Something else, at that time, if we had bought Avon, we would have gone out on a limb with our direct selling profile, without advancing in the multichannel arena that the consumer demands today. With The Body Shop and Avon, we have achieved a much better balance.

With the acquisition of The Body Shop in 2017, Natura’s global presence increased from 20 to 70 countries. And with Avon, it will reach 100. How will you deal with this sudden geographical dispersion?

Pedro Passos - The professional team and the board have evolved. This enrichment of the board was fundamental, with the presence of people who have experienced acquisition processes on a global level in other companies. There are members with a great deal of retail experience in competitive markets: Jessica Herrin (an American businesswoman in the beauty segment) and Ian Bickley (board member of the footwear brand Crocs, with an extensive retail chain worldwide). We have gained confidence by having people with whom we can discuss the decisions made by a global company.

Photo Caption: The Natura head office: a large part of the sales will be outside Brazil

“WANT TO LEARN TO SWIM? SOONER OR LATER YOU HAVE TO JUMP INTO THE POOL”

Guilherme Leal - This structure also made a decisive difference in the acquisition decision, which was very participative. It is more common for the controlling shareholders to make a decision and only communicate it when it is already happening. Throughout the process, which took about one year and a half, the proposals were kicked around by the board, whose competencies were reinforced recently with the inclusion of members from overseas, making it more international. Also from the beginning the executive group took part in the process, we would not have taken a decision like this without them. It made a difference having a team dedicated exclusively to the negotiations (commanded by the executive chairman of the board of directors, Roberto Marques). After buying The Body Shop, we incorporated Natura &Co, which now consists of a thin corporate layer directly linked with the board of directors under Roberto’s command. There was no manual for us to create this governance. To enter a negotiation seriously it is necessary to have a qualified and dedicated team, so that the process does not interfere with the daily functioning of the company. Natura deals with and has had to deal with challenges, particularly given the state Brazil is in.

How is it possible to ensure the unity of the group, rather than having a patchwork of distinct and independent operations?

Guilherme Leal - The idea is to maintain an interdependence among the companies and to allow the brands to have a degree of autonomy without becoming weakened. A committee comprising some of the main executives of the group companies is responsible for pursuing synergies. In addition to the committee, we promote meetings between the staff of the companies. The first of these brought together almost 100 executives from the three companies in January, 2018 in São Paulo. It was great. We have a very interesting and rich diversity of people. I recall the interview when we hired David (Boynton, CEO of The Body Shop since December 2017). He has enormous retail experience (Boynton worked in the L’Occitane cosmetics chain for ten years) and a connection with our values. He always rides a folding bicycle around London. We asked if he would be willing to join us, and he was delighted by our proposal to relight the flame of such an iconic brand.

With Avon, Natura will have to face up to its first integration, which will require an enormous amount of work in Latin America. Up to what point could the difference in the companies’ culture be a setback?

Pedro Passos - We are going to keep the marketing and sales areas separate, in order not to weaken the brand. And we’ll integrate the rest. Obviously there are differences. We have different concerns in product development, technological bases, other goals. But there are also important affinities in the business model. We were also very impressed with the way the restructuring currently underway is going; there is a great deal of convergence with what we ourselves are doing. What we have seen makes us confident that the marriage can work.

Guilherme Leal - One of the original principles of the two companies and which ended up being neglected at Avon was the emotional and affective connection with the representatives.

Luiz Seabra - The same thing happened with the brand’s connection with the end consumer.

The two companies – The Body Shop and Avon – are in difficulty and require restructuring. Isn’t that a lot to have to deal with at the same time?

Guilherme Leal - Sometimes you just have to be enterprising. Without being arrogant, we are aware of the challenges and the difficulties. But we have gained confidence and believe that we can sort the complexities out.

Luiz Seabra - The restructuring at The Body Shop have been underway for one and a half years, and things are going very well. We have managed to reintroduce the absolutely inspiring principles established by the company’s founder, Anita Roddick (who died in 2007), valuing natural ingredients that are extracted in a socially and environmentally responsible manner. At Avon, the restructuring that is underway will continue until the transaction has been approved by all the competent authorities.

Pedro Passos - Compared with 2012, Avon is lighter and more focused, to the credit of the people running it now.

Has Natura never been interested in the Avon operation in North America, which is considered more problematic?

Guilherme Leal - The decision to separate this division of the business was made by Avon, in the past. The company sold the American operation about three years ago to the Cerberus fund (which sold it on to the South Korean company LG one month ago). We were never really keen on buying the business in the United States because there was so much to do. If this acquisition had been indispensible, we would have had to rethink the whole process. Time went by and Cerebus did a deal with LG. But the brand belongs to Avon International, which receives royalties.

Almost 20 years ago Natura started to create a supply chain for Amazonian ingredients. To what extent was this step part of a global ambition for the brand?

Guilherme Leal - We first reflected on this question in 1998. Sales had grown fivefold in the four previous years and we asked ourselves: “What do we want to be when we grow up? A copy of Lancôme?” No, if it is a question of buying a copy, the consumer will buy the original. At that time, Natura had already been in existence for 30 years and was associated with natural ingredients. There was a vocation to reinforce the appeal associated with Brazil. Outside of the country, when you think about Brazil, one of the first things that come to mind is the huge forest, the Amazon. Estée Lauder (the American businesswoman who created the brand with the same name) used to say she thought it was good that people did not know the origin of her brand when they heard the name, she saw an advantage in not having a clear identification with an origin. We cannot do that. We are Brazilian. We do not deny our origin. We believe we have universal values that can be shared. Between 1997 and 1999 we invested in developing suppliers in the Amazon. The Ekos product line was launched in 2000. Then we started to prepare the ground work to enable internationalisation over time. It took longer than we imagined. But we believed that that investment would produce major returns.

Luiz Seabra - Having the Amazon as an inspiration was an inherent step in the company’s trajectory at that time. But to do this in practice required investments that we couldn’t even dream about. Building a chain from scratch is very expensive.

Photo Caption: Anita Roddick, founder of the British chain The Body Shop: an effort is underway to revive the activist origins of the brand, which has belonged to Natura since 2017

Pedro Passos - Since the beginning we have used Brazilian biodiversity ingredients and, at the same time, invested in science, to be able to understand the benefits of these ingredients. We did not want to include the ingredient just for its own sake. We created a unique innovation platform. It is complex, very complex. Nobody goes there and says: “Give me 3 kilograms of such and such an ingredient”. You have to go into the forest, speak to the communities, discover the active principles. Before now, we have run out of pitanga (Surinam cherry), and run out of patauá, because of the seasonal nature of these ingredients. While everyone was talking about just in time, we created season in time.

Going beyond the numbers and the synergies, what is the meaning of the acquisition of Avon in terms of Natura’s trajectory?

Luiz Seabra - By expanding our presence in the world in an extraordinary way, we have the chance to scale up the reach our beliefs, develop lasting relationships, and drive social and environmental responsibility.

During these last 50 years, have you at any time considered selling Natura?

Luiz Seabra – Me? Never!

Pedro Passos - We enjoy what we do

Guilherme Leal - We are not kids any longer, but we’re still on the road.

NO OFFER OR SOLICITATION

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Natura Holding S.A. (collectively with Natura Cosmeticos S.A., “Natura”) and Avon Products, Inc. (“Avon”). In connection with the proposed transaction, Natura will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Avon and a prospectus of Natura. Natura and Avon also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus will be mailed to shareholders of Avon. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents that Natura and/or Avon may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the joint proxy statement/prospectus, as well as other filings containing information about Natura and Avon, will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge, from Natura’s website at www.NaturaeCo.com. Copies of the joint proxy statement/prospectus can be obtained, when available, without charge from Avon’s website at www.AvonWorldwide.com.

PARTICIPANTS IN THE SOLICITATION

Natura and Avon, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/ prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Natura is contained in Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019. Information regarding the directors and executive officers of Avon is contained in Avon’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 2, 2019. These documents can be obtained free of charge from the sources indicated above.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Natura and Avon; beliefs relating to value creation as a result of a proposed transaction involving Natura and Avon; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Natura’s and Avon’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Natura’s and Avon’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Natura or Avon to predict these events or how they may affect Natura or Avon. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Natura nor Avon has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Natura’s and/or Avon’s future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to, (a) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (b) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (c) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (d) the risk that integration of Avon’s operations with those of Natura will be materially delayed or will be more costly or difficult than expected; (e) the failure of the proposed transaction to close for any other reason; (f) the effect of the announcement of the transaction on customer and consultant relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (g) dilution caused by Natura’s issuance of additional shares of its common stock in connection with the transaction; (h) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (i) the diversion of management time on transaction-related issues; (j) the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; (k) those risks described in Section 4 of Natura’s

Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019; and (l) those risks described in Item 1A of Avon’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.